

Mail Stop 4631

November 17, 2009

Christine M. Applegate
CFO, Controller, Treasurer, Secretary, Director
Porfavor Corp.
2911 N. Lamb Blvd.
Las Vegas, NV 89115

      Re: Porfavor Corp.
             Form 10-K for Fiscal Year Ended December 31, 2008
             File No. 1-33933

Dear Ms. Applegate:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Exhibit 31

1.   Please amend your Form 10-K for the fiscal year ended December 31, 2008 and subsequent Forms 10-Q to revise your Section 302 certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) as to conform to the requirements of Item 601(31) of Regulation S-K.

FORMS 10-Q FOR THE PERIODS ENDED MARCH 31, 2009 AND JUNE 30, 2009

Item 4. Controls and Procedures, page 18

2.   We note your officers conclusion in your quarterly filings that the Company's disclosure controls and procedures were "effective in gathering, analyzing and disclosing information needed to satisfy the Company's disclosure obligations under the Exchange Act." Please confirm and revise your future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure consistent with your presentation in the Form 10-K. Alternatively, your officers may conclude that the Company's disclosure controls and procedures are "effective" without defining disclosure controls and procedures. See Item 307 of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, John Hartz at (202) 551-3689, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief